SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

CHURCHILL DOWNS INCORPORATED

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

171484108

(CUSIP Number)

Debra L. Smith

266 America Place

Jeffersonville, Indiana  47130

(812) 288-4251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 171484108

1	Name of Reporting Person LOUISVILLE PUBLIC WAREHOUSE COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 117,010

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 117,010

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 117,010

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%

14	Type of Reporting Person CO

CUSIP No. 171484108

1	Name of Reporting Person LOUISVILLE WAREHOUSE COMPANY

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 27,442

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 27,442

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,442

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person CO

CUSIP No. 171484108

1	Name of Reporting Person JASTEKA FOUNDATION, INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,000

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 25,000

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person CO

CUSIP No. 171484108

1	Name of Reporting Person JAMES S. KARP

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 691,000 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 691,000 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 691,000 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person IN

(1) Calculated pursuant to Rule 13d-3.  The percentage is based on the number of shares of Common Stock of Churchill Downs Incorporated (”CHDN”) outstanding at October 23, 2009 as reported in CHDN’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.  The Reporting Person individually owns 521,548 shares of Common Stock and has sole voting power and sole dispositive power over the shares of Common Stock held by each of the entities listed on Exhibit 1 and is therefore deemed to beneficially own the number of shares of Common Stock held by each entity set forth thereon; these shares are included in the shares listed at Items 7, 9 and 11 above.

CUSIP No. 171484108

Item 1.	Security and Issuer.

This Statement relates to the shares of common stock, no par value (“Common Stock”) of Churchill Downs Incorporated, a Kentucky corporation (the “Issuer”). The Issuer’s principal executive offices are located at 700 Central Avenue, Louisville, Kentucky 40208.

Item 2.	Identity and Background.

(a)                    Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D Statement is hereby filed jointly by Louisville Public Warehouse Company, a Kentucky corporation, (“LPWC”), Louisville Warehouse Company, a Kentucky corporation, (“LWC”), Jasteka Foundation, Inc., a Kentucky non-profit corporation (“Jasteka”), and James S. Karp (collectively the “Reporting Persons”).  Mr. Karp is a director and the chief executive officer of each of LPWC, LWC, and Jasteka.  Mr. Karp is the sole stockholder of LPWC and LWC.  Irene J. Karp is a director and secretary of each of LPWC, LWC and Jasteka.  Mr. Karp is Mrs. Karp’s spouse.  Debra L. Smith is a director of Jasteka.

Exhibit 1 to this Statement is a written agreement among the Reporting Persons that authorizes the filing of this Statement on behalf of each of them.

(b)                   The business address of LPWC, LWC, Jasteka, Mr. and Mrs. Karp, and Ms. Smith is 266 America Place, Jeffersonville, Indiana 47130.

(c)                    LPWC and LWC are principally engaged in the business of income producing commercial real estate.  Jasteka is a charitable foundation.  The principal occupation of each of Mr. and Mrs. Karp is as an officer of LPWC, LWC, and Jasteka.  Ms. Smith serves as vice president of operations of LPWC and LWC.

(d-e)         None of the Reporting Persons, Mrs. Karp and Ms. Smith have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws during the past five years.

(f)                      Mr. and Mrs. Karp and Ms. Smith are United States citizens.

CUSIP No. 171484108

Item 3.	Source and Amount of Funds or Other Consideration.

As of November 13, 2009, the Reporting Persons beneficially owned an aggregate of 691,000 shares of the Issuer’s Common Stock.  These purchases have occurred from time to time since 1990 and were for aggregate consideration of approximately $26 million.  For LPWC, LWC and Jasteka, the source of funds was their working capital; Mr. Karp used his personal funds for such purchases.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock to provide a significant equity investment in the Issuer.  At the present time, but subject to the Reporting Persons’ continuing evaluation of the factors noted below, it is intended that the Reporting Persons will retain the shares and purchase additional shares in open market transactions, privately negotiated transactions, or otherwise.  Mr. Karp anticipates meeting with management of the Issuer from time to time to discuss the Issuer’s management and operations.

Whether the Reporting Persons purchase any additional shares, and the amount and timing of any such purchases, will depend on the Reporting Persons’ continuing assessment of pertinent factors, including without limitation, the following:  (i) the availability of shares for purchase at particular price levels, (ii) the Issuer’s and the Reporting Persons’ business and prospects, (iii) other business and investment opportunities available to the Reporting Persons, (iv) general economic and industry conditions, (v) stock market and money market conditions, (vi) the attitude and actions of the management and Board of Directors of the Issuer, (vii) the availability and nature of opportunities to dispose of the Reporting Persons’ interest, and (viii) other plans and requirements of the Reporting Persons.  Depending on their assessment of these factors from time to time, the Reporting Persons may change their present intention as stated above, including by possibly determining to dispose of some or all of the shares held by them.

Except as stated above, neither the Reporting Persons nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Persons, has any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer’s business or corporate structure, (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section

CUSIP No. 171484108

12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.  The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.	Interest in Securities of the Issuer.

(a-b)         As of November 13, 2009, the Reporting Persons may be deemed to beneficially own 691,000 shares representing 5.0% of the Issuer’s outstanding Common Stock.

(c)                    During the past 60 days, of the Reporting Persons, Mr. Karp made the only purchases.  He effected the following open market purchases on the NASDAQ Global Select Market.

Date	# Shares	Price Per Share

10/30/2009	10,000	$31.79
11/2/2009	8,000	$30.97
11/3/2009	9,069	$31.54
11/4/2009	10,211	$31.47

(d)                   Not applicable.

(e)                    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit

1.	Joint Filing Agreement dated November 13, 2009 among the Reporting Persons.

CUSIP No. 171484108

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Date: November 13, 2009

LOUISVILLE PUBLIC WAREHOUSE COMPANY

By	/s/ James S. Karp
Name:	James S. Karp, President

LOUISVILLE WAREHOUSE COMPANY

By	/s/ James S. Karp
Name:	James S. Karp, President

JASTEKA FOUNDATION, INC.

By	/s/ James S. Karp
Name:	James S. Karp, President

By	/s/ James S. Karp
Name:	James S. Karp